Exhibit 99.1

DHX Media Ltd.

Unaudited Reconciliation of Certain Non-IFRS

Financial Measures

As filed on SEDAR on July 2, 2015

Explanatory Note

This filing reproduces certain historical financial information from the fiscal quarter ended September 30, 2012 (“Q1-2013”) through the fiscal quarter ended March 31, 2015 (“Q3-2015”) and for the fiscal year ended June 30, 2011 through the fiscal year ended June 30, 2014. This information was previously filed and, other than certain reclassifications to ensure consistency from period to period, has not been amended since the original filing, but is being compiled for ease of reference in one document.

Use of Non-IFRS Financial Measures

In addition to the results reported in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), DHX Media Ltd. (the “Company”) uses various non-IFRS financial measures, which are not recognized under IFRS, as supplemental indicators of our operating performance and financial position. These non-IFRS financial measures are provided to enhance the user’s understanding of our historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between periods. The following discussion explains the Company’s use of certain non-IFRS financial measures, which are Adjusted EBITDA and Gross Margin.

“Adjusted EBITDA” means earnings (loss) before interest, taxes, depreciation, amortization, share-based compensation expense, finance expense (income), share of loss of associates, development expense, and impairment of certain investments in film and television programs, and also includes adjustments for other identified charges, as specified in the accompanying tables. Amortization includes amortization of property and equipment, expense of acquired libraries, and intangible assets. Adjusted EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS; accordingly, Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Management believes Adjusted EBITDA to be a meaningful indicator of our performance that provides useful information to investors regarding our financial condition and results of operation. The most comparable IFRS measure is net income (loss).

“Gross Margin” means revenue less direct production costs and expense of film and television programs produced and effective for Q2 2013 onward, less expense of the book value of the acquired libraries. Gross Margin is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS; accordingly, Gross Margin may not be comparable to similar measures presented by other issuers. The most comparable IRFS measure is net income (loss).

Reconciliation of Historical Results to Adjusted EBITDA and Gross Margin

Adjusted EBITDA and Gross Margin are not recognized earnings measures under IFRS and do not have standardized meanings prescribed by IFRS; accordingly, Adjusted EBITDA and Gross Margin may not be comparable to similar measures presented by other companies or issuers. Investors are cautioned that Adjusted EBITDA and Gross Margin should not be construed as an alternative to net income or loss determined in accordance with IFRS as an indicator of the Company’s performance or to cash flows from operating, investing, and financing activities as a measure of liquidity and cash flows. These non-IFRS financial measures should be considered in addition to, and not in lieu of, reported IFRS measures such as net income (loss).

The following tables reconcile net income (loss) to Adjusted EBITDA and Gross Margin for the three month periods and the years as noted.

DHX Media Ltd.

Unaudited Reconciliation of Certain Non-IFRS Financial Measures

For the three-month periods ended

(expressed in thousands of Canadian dollars)

		Q3-2015	Q2-2015	Q1-2015	Q4-2014	Q3-2014	Q2-2014	Q1-2014	Q4-2013	Q3-2013	Q2-2013	Q1-2013

Net income (loss) for the period		18,031	5,539	(7,733)	1,040	1,802	2,811	2,158	739	906	287	(72)
Provision for (recovery of) income taxes		6,666	2,035	(2,398)	1,330	295	1,206	1,294	417	721	461	(155)
Interest expense (income), net	2	4,280	3,703	3,387	1,022	722	836	578	660	566	545	93
Amortization	3	7,028	5,376	3,165	3,195	5,698	3,387	2,469	2,687	2,226	1,717	850
		36,005	16,653	(3,579)	6,587	8,517	8,240	6,499	4,503	4,419	3,010	716

Share-based compensation		1,378	1,105	606	430	219	349	590	366	255	239	97
Realized net (income) loss on disposal of short-term investments and property, plant and equipment		-	-	-	-	-	-	-	(368)	(1,080)	29	-
Share of loss of associates		-	-	-	-	-	-	-	-	91	56	25
Finance (income) expense (excluding interest adjusted above), net	2	(8,904)	3,354	(1,673)	(239)	(435)	279	(521)	(594)	737	(103)	44
Tangible benefit obligation expense	4	-	-	14,215	-	-	-	-	-	-	-	-
Acquisiton costs	5	-	1,077	3,918	1,171	347	507	1,233	(21)	350	852	515
Write-down of certain investments in film and television		517	15	-	794	-	190	-	608	-	-	-
Development and other expenses	6	807	1,665	240	1,449	778	46	-	3,005	2,442	2,791	448
Adjusted EBITDA	1, 7	29,803	23,869	13,727	10,192	9,426	9,611	7,801	7,499	7,214	6,874	1,845

Selling, general and administrative ("SG&A"), net of share-based compensation expense and other identified adjustments	6	14,990	13,638	11,347	8,673	8,060	8,210	7,462	7,411	7,199	7,110	3,579

Gross Margin	1, 7	44,793	37,507	25,074	18,865	17,486	17,821	15,263	14,910	14,413	13,984	5,424

DHX Media Ltd.

Unaudited Reconciliation of Certain Non-IFRS Financial Measures

For the three-month periods ended

1.	See “Use of Non-IFRS Financial Measures” for further details.

2.	Finance expense per the financial statements has been split between its interest and non-interest components.

3.	Amortization is made up of amortization of property & equipment and intangibles and the portion of expense of acquired library that relates to the amortization of the purchase accounting bump to fair value for all acquired libraries. These adjustments were as follows: Q3 2015 - $3.43 million and $3.59 million, respectively; Q2 2015 - $2.13 million and $3.25 million, respectively; Q1 2015 - $1.67 million and $1.49 million, respectively; Q4 2014 - $1.54 million and $1.65 million, respectively; Q3 2014 - $1.55 million and $4.15 million, respectively; Q2 2014 - $1.47 million and $1.92 million, respectively; Q1 2014 - $1.35 million and $1.12 million, respectively; Q4 2013 - $1.29 million and $1.40 million, respectively; Q3 2013 - $1.42 million and $0.81 million, respectively; Q2 2013 - $1.26 million and $0.46 million, respectively; and Q1 2013 - $0.63 million and $0.22 million, respectively.

4.	See the “DHX Television Tangible Benefits Obligation” section of the Q3-2015 MD&A for additional details.

5.	Adjustments for specifically identified acquisition costs related to the Cookie Jar, Ragdoll, Epitome, Echo Bridge, DHX Television and Nerd Corps acquisitions.

6.	Development and other expenses is comprised of development costs, lease termination costs, severance and integration, and warrant expense. These adjustments were as follows: Q3 2015 - $0.81 million, $nil, $nil and $nil, respectively; Q2 2015 - $nil, $1.05 million, $0.62 million and $nil, respectively, Q1 2015 - $nil, $nil, $0.24 million and $nil respectively; Q4 2014 - $0.85 million, $0.29 million (included in SG&A), $0.30 million and $nil, respectively; Q3 2014 - $0.78 million, $nil, $nil and $nil, respectively; Q2 2014 - $0.05 million, $nil, $nil and $nil, respectively; Q1 2014 - $nil, $nil, $nil and $nil respectively; Q4 2013 - $1.01 million, $nil, $2.01 million ($1.72 million included in SG&A) and $nil, respectively; Q3 2013 - $0.93 million, $nil, $1.51 million (included in SG&A) and $nil, respectively; Q2 2013 - $0.79 million, $nil, $2.00 million (included in SG&A) and $nil, respectively; Q1 2013 - $0.06 million, $nil, $nil and $0.39 million (included in SG&A), respectively.

7.	The Company has made a number of acquisitions, the details and dates of which are included within previously filed documents. The financial information for the Q3 2015 includes the full results for all of the Company’s operations. The financial information for the Q2 2015 includes the full results for all of the Company’s operations except: i) the Echo Bridge assets, which were owned for 49 days; and ii) Nerd Corps, which had only 9 days of activity. The financial information for Q1 2015 includes financial information for all of the Company’s operations except DHX Television, which only had 61 days of activity, the Echo Bridge assets, and Nerd Corps, as this was prior to these acquisitions. The financial information for Q4 2014 includes financial information for all of the Company’s operations except Epitome, which only had 89 days of financial activity, and DHX Television, the Echo Bridge assets, and Nerd Corps, as this was prior to these acquisitions. The financial information for Q2 and Q3 2014 includes financial information for all of the Company’s operations except Epitome and DHX Television, the Echo Bridge assets, and Nerd Corps, as this was prior to these acquisitions. The financial information for Q1 2014 includes all of the Company’s operations except Ragdoll, which only has 18 days of financial activity, and Epitome, DHX Television, the Echo Bridge assets, and Nerd Corps, as this was prior to these acquisitions. The financial information for Q3 and Q4 2013 includes financial information for all of the Company’s operations, except Ragdoll, Epitome, DHX Television, the Echo Bridge assets, and Nerd Corps, as this was prior to these acquisitions. The financial information for Q2 2013 includes only 70 days activity for DHX Cookie Jar and does not include Ragdoll, Epitome, DHX Television, the Echo Bridge assets, and Nerd Corps, as this was prior to these acquisitions .. The financial information for Q1 2013 does not include DHX Cookie Jar, Ragdoll, Epitome, DHX Television, the Echo Bridge assets, and Nerd Corps, as this was prior to these acquisitions.

DHX Media Ltd.

Unaudited Reconciliation of Certain Non-IFRS Financial Measures

For the years ended June 30

(expressed in thousands of Canadian dollars)

		2014	2013	2012	2011

Net income (loss) for the period		7,811	1,860	3,047	1,316
Provision for (recovery of) income taxes		4,125	1,444	933	314
Interest expense (income), net	2	3,158	1,864	(19)	52
Amortization	3	14,749	7,480	3,155	2,745
		29,843	12,648	7,116	4,427

Share-based compensation		1,588	957	492	489
Realized net (income) loss on disposal of short-term investments and property, plant and equipment		-	(1,419)	224	-
Share of loss of associates		-	172	146	333
Finance (income) expense (excluding interest adjusted above), net	2	(916)	84	(132)	(54)
Acquisiton costs	4	3,258	1,696	320	640
Write-down of certain investments in film and television		984	608	515	450
Development and other expenses	5	2,273	8,686	453	546
Adjusted EBITDA	1, 6	37,030	23,432	9,134	6,831

Selling, general and administrative ("SG&A"), net of share-based compensation expense and other identified adjustments	5	32,405	25,299	15,585	15,441

Gross Margin	1, 6	69,435	48,731	24,719	22,272

DHX Media Ltd.

Unaudited Reconciliation of Certain Non-IFRS Financial Measures

For the years ended June 30, 2014, 2013, 2012 and 2011

1.	See “Use of Non-IFRS Financial Measures” for further details.

2.	Finance expense per the financial statements has been split between its interest and non-interest components.

3.	Amortization is made up of amortization of property & equipment and intangibles and the portion of expense of acquired library that relates to the amortization of the purchase accounting bump to fair value for all acquired libraries. These adjustments were as follows: 2014 - $5.91 million and $8.83 million, respectively; 2013 - $4.59 million and $2.90 million, respectively; 2012 - $2.54 million and $0.62 million, respectively; and 2011 - $2.13 million and $0.61 million, respectively.

4.	Adjustments for specifically identified acquisition costs related to the Wildbrain, Cookie Jar, Ragdoll, Epitome, Echo Bridge, DHX Television and Nerd Corps acquisitions, including $0.32 million and $0.64 million included in development and other expenses in 2012 and 2011, respectively.

5.	Development and other expenses is comprised of development costs, lease termination costs, severance and integration, and warrant expense. These adjustments were as follows: 2014 - $1.68 million, $0.29 million (included in SG&A), $0.30 million and $nil, respectively; 2013 - $2.79 million, $nil, $5.52 million ($5.23 million included in SG&A) and $0.39 million (included in SG&A), respectively; 2012 - $0.45 million, $nil, $nil and $nil, respectively; and 2011 - $0.55 million, $nil, $nil and $nil, respectively.

6.	The Company has made a number of acquisitions, the details and dates of which are included within previously filed documents. The financial information for the year ended June 30, 2014 includes 291 days activity for Ragdoll, 89 days activity for Epitome, and does not include DHX Television, the Echo Bridge assets, and Nerd Corps, as this was prior to these acquisitions. The financial information for the year ended June 30, 2013 includes 251 days activity for DHX Cookie Jar and does not include Ragdoll, Epitome, DHX Television, the Echo Bridge assets, and Nerd Corps, as this was prior to these acquisitions. The financial information for the year ended June 30, 2012 does not include DHX Cookie Jar, Ragdoll, Epitome, DHX Television, the Echo Bridge assets, and Nerd Corps, as this was prior to these acquisitions. The financial information for the year ended June 30, 2011 includes 299 days activity for Wildbrain and does not include DHX Cookie Jar, Ragdoll, Epitome, DHX Television, the Echo Bridge assets, and Nerd Corps, as this was prior to these acquisitions.